Exhibit 99.18

UNITED UTILITIES TO HELP DELIVER SCOTTISH WATER’S 2006-10 CAPITAL INVESTMENT PROGRAMME

Scottish Water Solutions Limited (SWS), a joint venture company in which United Utilities Contract Solutions (UUCS) is a major partner, has been awarded a significant contract, worth around £760 million, to help manage and deliver a substantial part of Scottish Water’s 2006-10 capital investment programme.

As a partner in SWS, UUCS will be involved in the design, build and management of a range of projects to upgrade Scottish Water’s treatment works, water mains and sewer network infrastructure. SWS will work closely with Scottish Water to optimise capacity and resource planning and benefit from the sharing of best practice.

The contract begins with immediate effect, with delivery of the investment programme due by March 2010. In addition, there is potential for SWS to secure further programme management related work, over this period, with an estimated value of around £200 million.

This transaction provides further evidence of UUCS successfully consolidating its position as the leading utility infrastructure outsourcing company in the UK and places the business in a strong position to compete for future potential outsourcing opportunities.

Chief Executive of United Utilities, Philip Green, said:

“We are delighted to again be supporting Scottish Water in the delivery of its capital investment programme. This deal builds on our strong performance with Scottish Water over the last three years and further demonstrates United Utilities’ ability to transfer its core utility skills into growth markets.”

Geoff Aitkenhead, Scottish Water’s Asset Management Director and Chairman of Scottish Water Solutions said:

“Scottish Water Solutions was instrumental in delivering a major part of the 2002-06 investment programme with very challenging timescales and financial limits. I am therefore very pleased that they continue to work with us.”

United Utilities' Contacts:

For further information please contact:

Philip Green, Chief Executive	+44 (0) 1925 237000
Simon Batey, Chief Financial Officer	+44 (0) 1925 237000
Darren Jameson, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Head of Corporate and Financial Communications	+44 (0) 20 7307 0309

Notes

United Utilities Contract Solutions applies the core utility skills of United Utilities’ licensed multi-utility businesses, through outsourcing contracts, and is involved in the operation or management of assets representing around 35% of the UK water industry’s asset base. The business also provides gas services to over 6 million people and serves a population of over 17 million in the UK.

United Utilities Contract Solutions’ partners in Scottish Water Solutions are Galliford Try, Morgan Est and Stirling Water. Stirling Water comprises Thames Water, Kellogg Brown and Root, MJ Gleeson and Alfred McAlpine.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".